# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: JANUS HENDERSON GROUP PLC, CIK 0001274173
CUSIP: G4474Y214
Title of class of securities: Ordinary Shares, $1.50 per share par value
Address of issuer's principal executive offices: 201 Bishopsgate, London, United Kingdom (X0), EC2M 3AE
Date of event which requires filing of this statement: 05/01/2025
Filed by CIK 0001345471
Persons authorized to receive notices and communications: Brian L. Schorr, Esq., 280 Park Avenue, 41st Floor, New York, New York (NY), 10017, (212) 451-3000

## Reporting persons
- Nelson Peltz (CIK 0000928265): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 31,867,800; sole dispositive power 0; shared dispositive power 31,867,800; aggregate amount beneficially owned 31,867,800 (20.23% of the class)
  Comment: *Calculated based on 157,557,812 Ordinary Shares outstanding as of April 29, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 (the "Form 10-Q")
- Peter W. May (CIK 0000928264): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 31,867,800; sole dispositive power 0; shared dispositive power 31,867,800; aggregate amount beneficially owned 31,867,800 (20.23% of the class)
  Comment: * Calculated based on 157,557,812 Ordinary Shares outstanding as of April 29, 2025, as reported by the Issuer in its Form 10-Q.
- Trian Fund Management, L.P. (CIK 0001345471): type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 31,867,800; sole dispositive power 0; shared dispositive power 31,867,800; aggregate amount beneficially owned 31,867,800 (20.23% of the class)
  Comment: * Calculated based on 157,557,812 Ordinary Shares outstanding as of April 29, 2025, as reported by the Issuer in its Form 10-Q.
- Trian Fund Management GP, LLC (CIK 0001345472): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 31,867,800; sole dispositive power 0; shared dispositive power 31,867,800; aggregate amount beneficially owned 31,867,800 (20.23% of the class)
  Comment: * Calculated based on 157,557,812 Ordinary Shares outstanding as of April 29, 2025, as reported by the Issuer in its Form 10-Q.
- Trian Partners AM Holdco II, Ltd.: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 31,867,800; sole dispositive power 0; shared dispositive power 31,867,800; aggregate amount beneficially owned 31,867,800 (20.23% of the class)
  Comment: * Calculated based on 157,557,812 Ordinary Shares outstanding as of April 29, 2025, as reported by the Issuer in its Form 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $1.50 per share par value
Name of issuer: JANUS HENDERSON GROUP PLC
Address of issuer's principal executive offices: 201 Bishopsgate, London, United Kingdom (X0), EC2M 3AE
Comment: This Amendment No. 13 ("Amendment No. 13") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on October 2, 2020 as amended by Amendment No. 1, filed on May 12, 2021, as amended by Amendment No. 2 filed on May 19, 2021, as amended by Amendment No. 3 filed on July 19, 2021, as amended by Amendment No. 4 filed on October 4, 2021, as amended by Amendment No. 5 filed on November 16, 2021, as amended by Amendment No. 6 filed on December 13, 2021, as amended by Amendment No. 7 filed on January 6, 2022, as amended by Amendment No. 8 filed on February 1, 2022, as amended by Amendment No. 9 filed on March 9, 2022, as amended by Amendment No. 10 filed on March 31, 2022, as amended by Amendment No. 11 filed on November 15, 2022 and as amended by Amendment No. 12 filed on June 2, 2023 ("Amendment No. 12") (as amended, the "Schedule 13D"), relating to the Ordinary Shares, $1.50 per share par value (the "Shares"), of Janus Henderson Group plc, a company incorporated and registered in Jersey, Channel Islands (the "Issuer"). The address of the principal executive office of the Issuer is 201 Bishopsgate, London, EC2M 3AE United Kingdom.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Part (a) of Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a) As of 4:00 pm, New York City time, on May 1, 2025, the Reporting Persons beneficially owned 31,867,800 Shares, representing approximately 20.23% of the Issuer's outstanding Shares (calculated based on 157,557,812 Shares outstanding as of as of April 29, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 (the "Form 10-Q")). The percentage of the Shares beneficially owned by the Reporting Persons increased by approximately one percent (1%) in the aggregate since the filing of Amendment No. 12, based on the number of outstanding Shares disclosed in the Form 10-Q.
Number of shares as to which each person has sole or shared power to vote or dispose:
Part (b) of Item 5 of the Schedule 13D is hereby amended and restated with the following:

(b) Trian AM Holdco beneficially and directly owns and has sole voting power and sole dispositive power with regard to 31,867,800 Shares, except to the extent that other Reporting Persons as described in this Item 5(b) may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

Each of Trian Management, Trian Management GP, Nelson Peltz and Peter W. May, by virtue of their relationships with Trian AM Holdco (as discussed in Item 2 above), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares that Trian AM Holdco directly and beneficially owns. Each of Trian Management, Trian Management GP, Nelson Peltz and Peter W. May disclaim beneficial ownership of such Shares for all other purposes.
Transactions in the class effected during the past sixty days:
Part (c) of Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(c) There have been no new transactions by the Reporting Persons during the sixty days preceding the filing of this Amendment No. 13.

## Signatures
- Nelson Peltz: /s/ Nelson Peltz, Nelson Peltz (05/02/2025)
- Peter W. May: /s/ Peter W. May, Peter W. May (05/02/2025)
- Trian Fund Management, L.P.: /s/ Peter W. May, Member of the General Partner of the Reporting Person (05/02/2025)
- Trian Fund Management GP, LLC: /s/ Peter W. May, Member (05/02/2025)
- Trian Partners AM Holdco II, Ltd.: /s/ Peter W. May, Director (05/02/2025)